Exhibit 99
Letter to Shareholders
Second Quarter 2020

We continue to adapt to the ever-changing dynamics of our world as it relates to COVID-19. The nimbleness that our teams across the company have shown has been phenomenal. We have adjusted to our new reality and have turned our focus to being flexible with how our future might look and leveraging our strengths to reimagine an even stronger Progressive for all of our constituents. As I’ve said many times over the past four years, during challenging times is when we are at our best. I continue to be amazed at the resilience of the people of Progressive.

We continue to make progress towards our vision of becoming consumers’ and agents’ #1 choice and destination for auto, home, and other insurance. Based on final 2019 statutory direct premiums written, we’re now consumers’ #1 choice for private passenger auto in seven states and #2, with our eye on becoming #1, in an additional 19 states. While we’re still the third largest auto writer in the United States, we continue to execute against our strategy to leverage our strong brand, provide competitive prices, and offer a breadth of products/distribution to provide consumers with the protection they need, where, when, and how they choose to buy it. We believe the key strategy to achieving our ultimate goal is to continue to leverage our culture and our people, our two most important assets.

Personal Lines
At the beginning of the second quarter, our Personal Lines business experienced a drop in new business volume as the shelter-in-place restrictions were implemented, but we had a solid rebound in growth across all Personal Lines products as the quarter progressed. Both distribution channels experienced a similarly shaped recovery from the shelter-in-place period, but the speed of the recovery in Direct has materially outpaced our Agency channel, due in part to our agents often being small businesses who are, in some cases, still working to get their offices compliant with social distancing requirements and their operations back to pre-COVID levels. At the close of the second quarter, we were pleased to see overall shopping volume returning to pre-COVID levels with Direct auto quotes up 6% year-over-year (YOY) for the quarter. Overall, total auto quotes were relatively flat, although a decline in conversion resulted in a 4% decrease in new auto applications during the quarter. Given where we started off, coupled with solid improvements throughout the quarter, we’re happy with new business applications that are only down slightly on a year-to-date basis.

Policies in force are far less volatile than new business applications given that approximately three quarters of in-force policies are renewal customers and the processes we implemented throughout the countrywide non-pay cancel moratorium have helped many of these renewal customers remain insured with Progressive. On a YOY basis, we ended the first quarter with auto policies in force up 10% and at June 30, saw our YOY growth accelerate to 11%, representing growth of more than 1.5 million in-force policies vs. June 2019. Improvement in our growth rate benefitted from our Apron Relief Program, where we invested in our customers to help them maintain continuous insurance following the moratorium, and from recovery in new business applications.

Our special lines (motorcycle, boat, RV) business experienced strong double-digit new business application growth (+22%) during the second quarter due to an increase in both quotes and a solid improvement in conversion. Similar to auto, early in the second quarter, new business volumes declined but both quotes and sales significantly improved in May and June, leading to outstanding growth for the remainder of the quarter. Special lines policies in force were up 6% from last June versus only up 4% at the end of the first quarter.

Our Personal Lines profitability was strong during the second quarter despite the over $1 billion in policyholder credits that we provided our Agency and Direct personal auto customers. Our results reflect a decrease in auto accident frequency as a result of lower miles driven due to the COVID-19 restrictions that were in place during the quarter. As states began to lift these restrictions, vehicle miles traveled have returned to pre-COVID levels in many states, but both miles traveled and claims frequency remain down versus this same period in 2019.

While significant uncertainty remains surrounding the pace of recovery and implications on our vehicle and property lines of business, we’re confident that we have the appropriate monitoring and action plans in place to rapidly adapt our business to capitalize on changing market conditions.

We continued to rollout our 8.6 auto product model by adding 5 states during the second quarter and Snapshot®, our usage-based insurance product, continued to experience growth in enrollment. In June, we successfully elevated a completely revised product offering to comply with Michigan’s PIP reform legislation. We’re the #1 writer of personal auto insurance in Michigan and we continue to rapidly grow both our auto and property book of business in the state. While market disruption can prove challenging to many organizations, we typically find that disruption drives shopping, and shopping results in more consumers switching to Progressive. The new business rates went into effect July 2nd in Michigan and we’ll closely monitor how the business performs during the remainder of the year.

Commercial Lines
Our Commercial Lines business experienced an asymmetric recovery in demand during the second quarter with commercial auto new business applications decreasing by 10% and small business insurance applications increasing by 46%, albeit on a smaller scale. The severe demand shock from COVID-19 restrictions and the closing of many non-essential businesses, which hit in March, clearly carried over into April. However, we experienced a nice recovery in both quoting and sales in May and had an exceptionally strong sales month in June, perhaps partially due to a delay in spring seasonal demand. Notable were strong sales growth for the direct commercial auto product of 4% and our BusinessQuote Explorer® (BQX) platform for small business insurance at 36%, suggesting at least a temporary shift in small business owner purchasing preferences toward the direct channel. Direct distribution of Commercial Lines products is an area where we have made a significant investment, and we are well positioned if a permanent change occurs in small business insurance shopping to the direct channel.

Commercial Lines profitability was aided by reduced vehicle utilization and lower auto accident frequency early in the quarter, producing a combined ratio of 84.1, 4.3 points better than the second quarter last year.  Incoming auto claim counts began moving back toward pre-COVID levels as the quarter progressed, especially in the trucking business market targets, which were less disrupted by the pandemic. Working directly with policyholders and agents, we provided premium and billing credits of more than $26 million to customers who experienced reduced business activity during the quarter.

During the second quarter, we decreased net premiums written for our transportation network company (TNC) business by $29.0 million, as we calibrate to new, lower levels of ridesharing usage. Ridesharing mileage is now increasing on a month-to-month basis, though a full recovery may take time as our TNC market presence skews toward southern and southwestern states, which are presently seeing rising coronavirus infection rates. We remain committed to this business segment, due to its synergy with our core commercial auto business and have a positive view of the platforms’ long-term prospects.

At June 30, our Business Owner Policy (BOP) was available through independent agents in 11 states, with the most recent addition of Tennessee in June. Faced with the economic slowdown of March and April, we temporarily pivoted our product development resources from additional state deployment to development of BOP 1.2, a new product version with broader risk acceptance, new coverages, and policy form enhancements. This new BOP product version will be introduced in new states beginning in September. Agent feedback on BOP continues to be positive and we’ve been satisfied with our early claims experience. We now look forward to expanding our geographic footprint and further capitalizing on this investment.

We have been pleasantly surprised by the rate of recovery for our Commercial Lines business given the magnitude of the economic shock from COVID-19. Nonetheless, we still anticipate an uneven recovery (what we have been calling our bumpy road scenario in our planning for the future sessions) in the broader economy and will rely on our business dexterity, breadth of distribution, and facility with data to be appropriately responsive in the face of a changing environment.

Property
We saw new homeowner and condo policy sales decline due to COVID-19 restrictions during April and May, but sales activity recovered in June. New home and condo applications were down 10% YOY for combined April and May, but up 6% in June over last year. Total Property net premiums written were up 12% over the second quarter of 2019 and are up 13% year to date.  Our Property policies in force are also up 13% over last June.

Our Property business had a combined ratio of 143.6 for the second quarter, primarily due to 54.3 points of catastrophe losses. We experienced significant wind, hail, and tornado losses from the 20 industry catastrophe events declared during the quarter and recognized unfavorable development from first quarter 2020 storms. Through June, our catastrophe losses and allocated loss adjustment expenses have not exceeded our $375 million retention threshold under our aggregate excess of loss catastrophe reinsurance agreement. If catastrophe events continue at historic levels, we would expect to recover under this agreement during the third quarter.

We continue to increase rates and share weather exposure with our customers through implementation of higher deductibles to achieve target profit margins in states with significant hail exposure. We have added minimum deductible or actual cash value requirements for wind/hail coverage in six more states during 2020, bringing the total to 16 states with such mandates. The Property 4.0 product design was launched in seven more states during the quarter, bringing our total to 18 active states. The improved price segmentation and expanded coverage options that come with 4.0 should help us improve profitability and encourage preferred agencies to consider Progressive for their best customers.

We continue our efforts to make it easy for consumers and agents to find and buy our Property products. During the quarter we added our 45th state, New Hampshire, and launched HomeQuote Explorer® (HQX) Buy for shoppers using mobile devices. HQX Buy allows new customers to buy a Progressive Home policy using their phone or tablet. This capability is now available in 17 states. We also turned on the Portfolio quoting application for agents in four additional states during the quarter. Portfolio, which is now active in 37 states, makes it easy for independent agents to quote the home/auto/recreational lines package of products to meet a household's full spectrum of personal lines insurance needs.

Investments
The second quarter total return on our investment portfolio was 4.5%, as we saw a rapid recovery in many of the asset classes that had declined in February and March. The strongest performance was in the equity market, but it was very broad-based across much of our portfolio. With our conservative investment posture coming into the year, we were able to add some attractive investments to our portfolio as valuations improved in several sectors. We continue to view the environment as very uncertain and, therefore, believe a relatively conservative positioning remains appropriate in this environment.

Reflecting on our world
It’s truly been a time of reflection, which has refocused our efforts and prompted more investments and actions to support our already strong Diversity and Inclusion agenda. My team and I have been advocates of diversity and inclusion for many years and the recent events have caused us to pause and think even more deeply about the lived experiences of our Black employees and customers, as well as other communities of color. We’ve spent a lot of time listening, learning, and determining what we do differently going forward. Black Lives Matter to me and they matter to us as an organization.

One of our four key pillars is ensuring that our people and our culture collectively remain our most powerful source of competitive advantage. We believe that having a culture where people can be true to who they are is critical to the success of this pillar.

In order to achieve success, our near-term efforts have included outreach to our Black colleagues in partnership with our African American Employee Resource Group, having more in-depth and meaningful conversations throughout the organization about race and racial inequity and forcing ourselves to become more comfortable being uncomfortable. At the end of June, we focused our collective attention as Progressive people participated in an already-planned week of inclusion activities, the theme of which was “allyship.” It was an opportunity for each of us to invest in better understanding the experiences of others, and to commit to actions we will take to advocate for greater equity.

We’ve been sharing our data on the gender and racial makeup of our workforce for a couple of years now. We recognize we still have opportunities, particularly to increase the diversity of our leadership. We can and will do more to ensure equity for all.

In my role as CEO, I am a member of CEO Action for Diversity & Inclusion and am a member of the Business Roundtable where I serve on a subcommittee addressing racial equity and justice. Working with my peers in the private sector, I am confident our actions will lead to meaningful change.

This is a moment of moral reflection and bold action in our country. As citizens, we have to decide whether we are going to live up to our democratic ideals of full equality or whether we go back to turning a blind eye to the injustices and lack of equity in the U.S. As a company, we believe we have a role to play in this - for our customers, for our employees, for our communities, and for our shareholders.

James Baldwin once said that “Not everything that is faced can be changed, but nothing can be changed until it is faced.” We can and will be part of that change, not just today, not just next week, but in the months and years to come.

Typically, at Progressive we see any challenges as an opportunity to demonstrate our culture and our ability to rise to the occasion. The current states of affairs are no different and we are eager to be a part of the change, guided by our long-standing Core Values.

/s/ Tricia Griffith
Tricia Griffith
President and Chief Executive Officer

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